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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-19022

(Check One): X Form 10-K Form 20-F Form 11-K Form N-SAR
              Form N-CSR Form 10-Q Form 10-D

                    For Period Ending: <u>March 31, 2006</u>
                    [ ]Transition Report on Form 10-K
                    [ ]Transition Report on Form 20-F
                    [ ]Transition Report on Form 11-K
                    [ ]Transition Report on Form 10-Q
                    [ ]Transition Report on Form N-SAR
                    For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

                    GATEWAY TAX CREDIT FUND II LTD.
Full Name of Registrant

Former Name if Applicable

                    880 CARILLON PARKWAY
Address of Principal Executive Office (Street and Number)

                    ST. PETERSBURG, FLORIDA   33716
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort
or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of
             this form could not be eliminated without unreasonable effort
             or expense;
X   (b) The subject annual report, semi-annual report, or
             transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
             Form N-CSR, or portion thereof, will be filed on or before the
             fifteenth calendar day following the prescribed due date; or the
             subject quarterly report or transition report on
             Form 10-Q, or subject distribution report on Form 10-D or portion
             thereof will be filed on or before the fifth calendar day following
             the prescribed due date;
             and
        (c) The accountant's statement or other exhibit required
             by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form
11-K, Form N-SAR, Form N-CSR, Form 10-Q, or Form 10-D, or the transition report
or portion thereof, could not be filed within the prescribed time
period. (Attach Extra Sheets if Needed)

   1) The registrant could not complete its annual report on Form 10-K for the
      fiscal year ended March 31, 2006 on a timely basis due to matters
      pertaining to completing the annual audit. We believe these matters will
      be resolved and the report will be issued in the next 15 days or less.

                                            SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in
             regard to this notification

             Jonathan Oorlog   (727) 567-1684
                (Name)   (Area Code)(Telephone Number)

(2)   Have all other periodic reports required under
             Section 13 or 15(d) of the Securities Exchange
             Act of 1934 or Section 30 of the Investment
             Company Act of 1940 during the preceding 12
             months or for such shorter period that the
             registrant was required to file such report(s)
             been filed? If answer is no, identify report(s).
             X   Yes   No

(3)   Is it anticipated that any significant change in
             results of operations from the corresponding
             period for the last fiscal year will be
             reflected by the earnings statements to be
             included in the subject report or portion thereof?
             Yes   No X

        If so, attach an explanation of the anticipated change,
        both narratively and quantitatively, and, if appropriate,
        state the reasons why a reasonable estimate of the results
        cannot be made.

                    GATEWAY TAX CREDIT FUND II LTD.
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the
undersigned hereunto duly authorized.

Date: June 29, 2006   By: /s/ Ronald M. Diner
                                    Ronald M. Diner, President
                                    Raymond James Tax Credit Funds, Inc.

INSTRUCTION: The Form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

*   This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

*   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

*   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

*   Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.